UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2025

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Nymox Pharmaceutical Corporation (the “Company”) reports that the U.S. District for the Central District of California granted the Company’s and Computershare Investor Services Inc.’s motion to dismiss Randall Lanham’s complaint, and dismissed the case, with prejudice.

The Company also reports that the Registrar for the Supreme Court of Bahamas held a final hearing in the case brought by Mr. Lanham, Mr. Riley, CRNSV, and others, which was withdrawn. The Registrar awarded costs to the Company, the details of which will be reported once the Bahama’s Court issues its final Order. The Company expects the final Order to be issued soon.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 22, 2025

NYMOX PHARMACEUTfCAL CORPORATION

By:
Name:	Paul Averback
Title:	President and Chief Executive Officer

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